DIVERSEY, INC.

8310 16th Street

Sturtevant, Wisconsin 53177-0902

May 27, 2010

VIA EDGAR

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	Diversey, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed May 5, 2010

(File No. 333-165891)

Dear Ms. Long:

Diversey, Inc. (the “Company”) submits this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 14, 2010 (the “Comment Letter”), with respect to the above-referenced registration statement (the “Registration Statement”). In addition, the Company has filed today Amendment No. 2 to the Registration Statement. Amendment No. 2 to the Registration Statement reflects revisions in response to the Comment Letter and certain other revisions in light of the Company’s filing of its Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2010.

The Company’s responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Exhibit 5.2 – Opinion of Kolesar & Leatham, Chtd.

1.	The opinion continues to contain language that casts doubt upon the ability of investors to rely on the opinion. Please have counsel revise the opinion to clarify unambiguously that investors can rely upon the opinion.

Response:

In response to the Staff’s comment, Kolesar & Leatham, Chtd. has submitted a revised opinion letter as Exhibit 5.2 to Amendment No. 2 to the Registration Statement.

Ms. Pamela Long

U.S. Securities and Exchange Commission

May 27, 2010

Exhibit 5.3 – Opinion of Reinhart Boerner Van Deuren s.c.

2.	The opinion continues to contain language that casts doubt upon the ability of investors to rely on the opinion. Please have counsel revise the opinion to clarify unambiguously that investors can rely upon the opinion.

Response:

In response to the Staff’s comment, Reinhart Boerner Van Deuren s.c. has submitted a revised opinion letter as Exhibit 5.3 to Amendment No. 2 to the Registration Statement.

* * * * *

Please contact the undersigned at (262) 631-2746 if you have any further questions or comments concerning the registration statement. Thank you for your attention to this matter.

Very truly yours,

/s/ Scott D. Russell
Scott D. Russell
Senior Vice President, General Counsel and Secretary

cc:	Jessica Kane, Division of Corporation Finance, Securities and Exchange Commission

Dieter King, Division of Corporation Finance, Securities and Exchange Commission

Edward F. Lonergan, Diversey, Inc.

Elizabeth C. Kitslaar, Jones Day

Edward B. Winslow, Jones Day